June 30, 2022

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Heather Clark

Melissa Gilmore

Division of Corporation Finance

Office of Manufacturing

Re: Array Technologies, Inc.

Form 10-K for the Year Ended December 31, 2021

Form 10-Q for the Quarter Ended March 31, 2022

Form 8-K furnished May 10, 2022

File No. 001-39613

Dear Ms. Clark and Ms. Gilmore:

In the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated June 15, 2022, the Staff requested that Array Technologies, Inc.’s (the “Company”) respond to the Staff’s comments regarding its Form 10-K for the Year Ended December 31, 2021, Form 10-Q for the Quarter Ended March 31, 2022 and Form 8-K furnished May 10, 2022 (File No. 001-39613) within ten business days of receipt of the Comment Letter.

On behalf of the Company, pursuant to the Company’s request by telephone with Melissa Gilmore on June 24, 2022 and June 28, 2022, respectfully requests an extension of an additional six business days so that the Company may devote the appropriate amount of time and resources to ensure a sufficient response. The Company plans to provide a response to the Comment Letter on or before July 11, 2022.

Please do not hesitate to call me at 212-841-8857 or Dayna Atkins at 617-235-4137 with any questions.

Sincerely,
/s/ Rachel Phillips
Rachel Phillips

cc:	Nipul Patel (Array Technologies, Inc.)

Tyson Hottinger (Array Technologies, Inc.)

Dayna Atkins (Ropes & Gray LLP)